MANAGEMENT’S DISCUSSION & ANALYSIS

The following discussion and analysis is management’s assessment of the results and financial condition of Almaden Minerals Ltd. (the “Company” or “Almaden”) and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2005 and related notes contained in the annual report. The date of this management’s discussion and analysis is August 11, 2006. Additional information on the Company is available on SEDAR at www.sedar.com and on the Company’s website at www.almadenminerals.com.

Business of Almaden

Almaden is an exploration stage company engaged in the acquisition, exploration and development of mineral properties of merit in Canada, the United States and Mexico with the aim of developing them to a stage where they can be exploited at a profit or to arrange joint ventures whereby other companies provide funding for development and exploitation.

Forward looking statements

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Trends

The mineral exploration industry has been through a very difficult period with low prices for both precious and base metals. Lack of interest lead to low market capitalizations and major mining companies found it was easier to grow by purchasing companies or mines rather than explore for them. This, in turn, lead to downsizing of major mining company exploration staffs and many professionals took early retirement or left the industry to pursue other careers. As a result of these trends, there are few good gold-silver projects in the pipeline and a shortage of experienced explorationists.  With improving metal prices and increasing demand, especially from Asia, supply difficulties may occur in the future and there is a discernible need for good exploration projects based on sound geological work. At the same time, environmental groups have successfully lobbied for more wilderness areas and parks where exploration and mining activities are not allowed.  Native groups are actively pursuing land claims and there is a rise of militant national and religious groups in many parts of the world. These issues tend to restrict the areas where mineral exploration and development of new mines can occur. This should make areas permissive to exploration more attractive. As junior companies (many of which are staffed by former large company geologists) find it easier to raise funds, they are seeking properties of merit to explore.

Risks and uncertainties

The Company is subject to a number of risks and uncertainties, the more significant of which are discussed below. Additional risks and uncertainties not presently known to the Company may impact the Company’s financial results in the future.

Industry

Almaden is engaged in the exploration of mineral properties, an inherently risky business. There is no assurance that a mineral deposit will ever be discovered and economically produced. Most exploration projects do not result in the discovery of commercially mineable ore deposits.

Reserve and mineralization estimates

The estimation of reserves and mineralization is a subjective process and the accuracy of any such estimates is a function of the quality of available data and of engineering and geological interpretation and judgment. No assurances can be given that the volume and grade of reserves recovered and rates of production will not be less than anticipated.

Gold and metal prices

The price of gold is affected by numerous factors beyond the control of the Company including central bank sales, producer hedging activities, the relative exchange rate of the U.S. dollar with other major currencies, demand, political, economic conditions and production levels. In addition, the price of gold has been volatile over short periods of time due to speculative activities. The price of other metals and mineral products that the Company may explore all have the same or similar price risk factors.

Cash flows and additional funding requirements

Almaden currently has no revenues from operations. If any of the Company’s exploration programs are successful and optionees of properties complete their earn-in, the Company would have to provide its share of ongoing exploration and development costs in order to maintain its interest in the projects, or be reduced to a royalty interest. Additional capital would be required to put a property into commercial production. The sources of funds currently available to the Company are the sale of its inventory of gold, sale of marketable securities, sale of equity capital or the offering of an interest in its projects to another party. Although the Company presently has sufficient financial resources to undertake all of its currently planned exploration programs, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be advantageous to the Company.

Exchange rate fluctuations

Fluctuations in currency exchange rates, principally the Canadian/U.S. dollar exchange rate, can significantly impact cash flows. The exchange rate has varied substantially over time. Most of the Company’s exploration expenses in Mexico are denominated in U.S. dollars. Fluctuations in exchange rates may give rise to foreign currency exposure, either favourable or unfavourable, which may impact financial results. The Company does not engage in currency hedging to offset any risk of exchange rate fluctuation.

Environmental

Almaden’s exploration and development activities are subject to extensive laws and regulations governing environment protection.  The Company is also subject to various reclamation-related conditions. Although the Company closely follows and believes it is operating in compliance with all applicable environmental regulations, there can be no assurance that all future requirements will be obtainable on reasonable terms. Failure to comply may result in enforcement actions causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures.

Laws and regulations

Almaden’s exploration activities are subject to extensive federal, provincial, state and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety and other matters in all the jurisdictions it operates in. Such laws and regulations are subject to change, can become more stringent and compliance can therefore become more costly. The Company applies the expertise of its management, its advisors, its employees and contractors to ensure compliance with current laws and relies on its land man in Mexico and legal council in both Mexico and the United States.

Title to mineral properties

While the Company has investigated title to its mineral properties, this should not be construed as a guarantee of title. The properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. Unresolved native land claim issues in Canada may affect the Company’s properties in this jurisdiction in the future.

Possible Dilution to Present and Prospective Shareholders

The Company’s plan of operation, in part, contemplates the financing of the conduct of its business by the issuance of cash, securities of the Company, or a combination of the two, and possibly, incurring debt.  Any transaction involving the issuance of previously authorized but unissued shares of common stock, or securities convertible into common stock, would result in dilution, possibly substantial, to present and prospective holders of common stock.   The Company usually seeks joint venture partners to fund in whole or in part exploration projects.  This dilutes the Company’s interest in properties it has acquired.  This dilution of interest in properties is done to spread or minimize the risk and to expose the Company to more exploration plays but means that any profit that might result from a possible discovery would be shared with the joint venture partner.  There is no guarantee that the Company can find a joint venture partner for any property.

Material Risk of Dilution Presented by Large Number of Outstanding Share Purchase Options and Warrants

As of August 11, 2006 there were share purchase options outstanding allowing the holders of these options to purchase 4,788,483 shares of common stock and share purchase warrants outstanding allowing the holders to purchase 166,750 shares of common stock.  Directors and officers of the Company hold 4,183,483 of the share purchase options. An additional 605,000 share purchase options are held by employees and consultants of the Company.  Directors and officers of the Company hold 17,500 of the share purchase warrants. Given the fact that as of August 11, 2006 there were 43,176,674 shares of common stock outstanding, the exercise of all of the existing share purchase options and warrants would result in further dilution to the existing shareholders and could depress the price of the Company’s shares.

These shares may be issued and could depress the price of the Company’s shares.

Trading Volume

The relatively low trading volume of the Company’s shares reduces the liquidity of an investment in the Company’s shares.

Volatility of Share Price

Market prices for shares of early stage companies are often volatile.  Factors such as announcements of mineral discoveries, financial results, and other factors could have a significant effect on the price of the Company’s shares.

Competition

There is competition from other mining exploration companies with operations similar to those of the Company's. Many of the mining companies with which the Company competes have operations and financial strength greater than that of the Company.

Dependence on management

The Company strongly depends on the business and technical expertise of its management and there is little possibility that this dependence will decrease in the near term.

Conflict of Interest

Some of the Company’s directors and officers are directors and officers of other natural resource or mining-related companies.  These associations may give rise from time to time to conflicts of interest. As a result of which, the Company may miss the opportunity to participate in certain transactions and may have a material, adverse effect on its financial position.

Exploration projects - Canada

Siwash Gold Deposit

The Company’s 2006 field program for it’s wholly owned Siwash gold mine in B.C. includes geochemical surveys, environmental studies and diamond drilling at a budgeted cost of $800,000. The program began in June and will continue through the summer.

PV Gold-Silver Project

The PV, which includes the NIC property, is held 100% by Almaden. The properties were optioned to Consolidated Spire Ventures Ltd. (“Spire”) on terms whereby Spire can earn a 60% interest by spending $1.3 million on exploration by December 31, 2007 and issuing 600,000 shares to Almaden by January 10, 2007. Early in the quarter, Spire completed approximately 44 line kilometers of IP and magnetic surveys which helped outline an area prospective for epithermal gold mineralization. This coincided with the area of previously announced geochemical surveys. By August 1, 2006, Spire reported the completion of 23 drill holes along 1.5 kilometres of strike. Several drill holes had significant gold intersections. Geological interpretation is underway in anticipation of a fall drill program.

Skoonka Creek Gold-Silver Project

The Skoonka Creek property was discovered in 2003, staked and is held 100% by Almaden.  The property was optioned to Strongbow Exploration Inc. (“Strongbow”) on terms whereby Strongbow can earn a 60% interest in the property by spending $4 million on exploration and issuing 1,000,000 shares to Almaden by December 31, 2010.  Subsequent to encouraging drill results in the fall of 2005, Strongbow completed fifteen drill holes for a total of 2,545 metres in the spring of which twelve holes were on the JJ prospect. A further three holes were completed on the Discovery showing. A summer field program of geochemical sampling and geological mapping is underway with the goal of developing targets for a fall drill program.

Nicoamen River Gold-Silver Project

The Nicoamen River property was discovered in 2004, staked and is held 100% by Almaden. The property was optioned to Tanqueray Resources Ltd. (“Tanqueray”) on terms whereby Tanqueray can earn a 60% interest in the property by spending $4 million on exploration and issuing 1,000,000 shares to Almaden by December 31, 2012.  During the term of the option agreement, Tanqueray may, at it’s sole discretion, elect to make cash payments of $150,000 in lieu of each 100,000 share allotment. Tanqueray has started a summer field program.

Merit and Brookmere Gold-Silver Projects

The Merit property was discovered in 2004, staked and is held 100% by Almaden. The property was optioned to Williams Creek Explorations Ltd. (Williams Creek) along with the nearby Brookmere property on terms whereby Williams Creek can earn a 60% interest in the properties by spending $4 million on exploration and issuing 1,000,000 shares to Almaden in staged payments over six years. Geochemical surveys are currently underway on the Brookmere property.

Exploration projects - Mexico

Fuego Gold-Silver Project

Almaden acquired this property by staking in 2003. The property was optioned to Horseshoe Gold Mining Inc. (“Horseshoe”) under terms whereby Horseshoe has an option to earn a 60% interest by spending US$3 million on exploration and issuing 1,000,000 shares to Almaden by December 31, 2008. Upon Horseshoe earning a 60% interest, Almaden would have 120 days to sell its remaining 40% interest to Horseshoe in return for a 40% interest in the then issued capital of Horseshoe. In late March 2006, Horseshoe completed a diamond drill program consisting of 15 holes totaling 2,500 meters which confirmed vein and mineralization continuity along roughly 700 meters of strike length.  Further drilling is anticipated for the fall of 2006.

Caballo Blanco Gold-Silver Project

The Caballo Blanco property is optioned to Comaplex Minerals Ltd. (“Comaplex”) who can earn a 60% interest by spending US$2 million on exploration by January 16, 2007. In late March 2006, Comaplex commenced a diamond drill program on the property, drilling was very difficult and, subsequent to June 30, 2006, Comaplex reported that 743.8 metres in three holes were completed, with the following drill intercepts (not calculated true widths):

Hole Number	From (m)	To (m)	Interval (m)	Gold (g/t)
CB06-01	0	206.65	206.65	0.7
Including	116.00	206.65	92.65	1.0
Including	178.00	206.65	28.65	1.8
Including	178.00	196.00	18.00	2.3
Including	186.00	192.00	8.00	3.7
CB06-02	0	222.00	222.00	0.2
CB06-03	0	230.00	230.00	0.8
Including	0	144.00	144.00	1.0
Including	0	76.00	76.00	1.7
Including	12.00	66.00	54.00	2.0
Including	36.00	62.00	26.00	2.5

Subsequent to the end of the quarter, Comaplex reported that they have completed earn-in requirements, but documentation for this has not yet been received.

San Carlos Copper-Gold Project

The San Carlos property was optioned to Hawkeye Gold and Diamond Inc. (“Hawkeye”) who completed a short drill program early in the year. Results were not encouraging to Hawkeye and their option for the property was relinquished after the end of the quarter. Data provided by Hawkeye is being reviewed for planning further exploration of the property.

Japan Oil, Gas and Metals National Corporation (“JOGMEC”) Joint Venture

During 2005, the Company entered into a joint venture agreement with JOGMEC. The regional joint venture program is to consist of grassroots exploration for base metal deposits over a selected area in Mexico. JOGMEC will contribute US$700,000 to this program to be spent by March 31, 2007.  JOGMEC can acquire a 60% interest in any mineral property acquired during the course of the exploration program (“designated property”) by incurring an additional US$500,000 of exploration expenditures for each designated property. Any property identified by the program, but not selected as a designated property, shall be 100% owned by the Company.  An initial program of helicopter supported stream silt sampling was conducted in the first quarter of 2006. Results were received during the quarter and are considered to be encouraging.

In addition to the exploration joint venture, JOGMEC may earn a 60% interest in the Company’s Santa Isabela property by incurring exploration expenditures totaling US$1.8 million by September 30, 2008. Roughly 400 meters away from the location of a hole drilled in 2005, IP geophysics identified an area of highly elevated chargeability responses. This area was tested by one drill hole in the quarter, with no significant values intercepted.

Viky Silver-Lead-Zinc Project

Subsequent to the end of the quarter, the Company completed a geochemical soil sampling and IP geophysical survey over part of this 100% owned property in central Mexico.  Results are being compiled.

Erika Gold-Silver Project

The Company started a geochemical soil survey of this property in the quarter and this work was completed after the end of the quarter.

Tuligtic Copper-Gold Project

The Company optioned this wholly owned project to Pinnacle Mines Ltd. (“Pinnacle”) on terms whereby Pinnacle can earn a 60% interest by spending US$6 million on exploration and issuing 1,000,000 shares to Almaden within 6 years of stock exchange approval of the agreement. A field program carried out by Almaden identified both a porphyry copper and an epithermal gold target. Pinnacle received exchange approval subsequent to the end of the quarter.

Selected quarterly financial information

The following selected financial information is derived from the unaudited consolidated interim financial statements of the Company prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

	For the quarters ended (unaudited)
	Jun 31 2006	Mar 31 2006	Dec 31 2005	Sep 30 2005	Jun 30 2005	Mar 31 2005	Dec 31 2004	Sept 30 2004
Total revenues	$120,434	$122,928	$75,830	$75,729	$66,155	$28,727	$33,117	$39,557
Net loss (gain)	638,236	426,568	742,860	(288,235)	477,691	162,899	1,757,487	725,410
Net loss (gain) per share	0.02	0.01	0.02	(0.01)	0.02	0.00	0.07	0.02
Income on mineral property Options	61,878	36,548	106,323	689,423	3,527	113,522	(6,700)	959
Write-down of interests in mineral properties	198,319	104,823	543,454	2,485	10,647	11,072	582,260	306,773
Stock option compensation	-	-	-	-	213,600	-	1,205,820	-
Working capital	20,391,303	12,159,086	9,374,074	4,279,551	3,608,454	4,273,829	4,659,617	5,325,508
Total assets	27,741,946	19,464,360	16,366,755	11,797,329	10,050,122	10,212,087	10,215,275	11,238,229

Results of operations

The Company’s operations during the quarter ended June 30, 2006 produced a net loss of $638,236 or $0.02 per share (2005 – $477,691 or $0.02 per share). The increase in net loss is primarily due to an increase in general and administrative expenses and increases in the write-down of interests in mineral properties and marketable securities and a loss on foreign exchange.

The Company has no revenue from mining operations. Revenue consists primarily of interest income which increased during the quarter ended June 30, 2006 due to significantly higher cash balances available for investment.

General and administrative costs were $271,559 in the quarter ended June 30, 2006 (2005 - $160,925). The increase in general and administrative costs is primarily due to an increase in professional fees, travel and promotion and in the non-cash expense of depreciation.  Professional fees increased due to an overall increase in activity level within the Company and regulation requirements imposed primarily due to the Company’s listing in the United States. The Company has also retained further legal council to assist in resolving the mining tax issue discussed below. Travel and promotion increased during the quarter primarily due to the Company’s presenting at the Precious and Base Metals Investor Conference in New York.  The Company also paid Casey Research for a sponsored profile on the Kitco Casey website.  Depreciation expense increased due to an increase in property, plant and equipment.

General exploration costs were $202,886 in the quarter ended June 30, 2006 (2005 - $200,822).  Overall general exploration activity remained consistent in both quarters.

Income on mineral property options consists of equity securities received pursuant to mineral property option agreements and reflect the excess of the market value at the time of receipt over the carrying value of the property.  The increase during the quarter ended June 30, 2006 is due to the receipt of several share payments made under various option agreements.

Significant non-cash items include the write-down of interests in mineral properties and marketable securities. Write-down of interests in mineral properties during the quarter ended June 30, 2006 increased to $198,319 (2005 - $10,647). This write-down is based on managements evaluation of the carrying value of each mineral property interest held.  Write-down of marketable securities increased to $131,200 during the quarter ended June 30, 2006 (2005 - $18,665). This write-down ensures the investment in marketable securities is recorded at the lower of cost or quoted market value in accordance with GAAP.

During the six months ended June 30, 2006, the Company’s operations produced a net loss of $1,064,804 or $0.03 per share (2005 - $640,590 or $0.02 per share).  The increase in net loss is primarily due to increases in the write-down of interests in mineral properties and marketable securities, an increase in general and administrative expenses and an increase in foreign exchange loss.  The increases were offset primarily by increased revenue and gain on sale of securities.

General and administrative costs were $576,976 in the six months ended June 30, 2006 (2005 - $344,337). The increase was primarily due to an increase in profession fees, travel and promotion and the non-cash expense of depreciation discussed above.  In addition, the Company participated in the Vancouver Resource Investment Conference and the Prospectors and Developers Association Conference in Toronto.  A trip was undertaken by the President to meet with various fund managers in France.  The Company engaged Roth Investor Relations Inc. of New Jersey who organized a presentation to various fund managers and stock brokers in San Francisco.

General exploration costs were $342,322 in the six months ended June 30, 2006 (2005 - $336,420).  Overall general exploration activity remained consistent in both periods.

Significant non-cash expenses in the six months ended June 30, 2006 include the write-down of interests in mineral properties and marketable securities discussed above.

Liquidity and capital resources

At June 30, 2006, the Company had working capital of $20,391,303 and cash and cash equivalents of $19,388,608 compared to working capital of $9,374,074 and cash and cash equivalents of $7,961,050 at December 31, 2005, the Company’s most recent year end. The increase in cash and working capital is due to the exercise of share purchase warrants and stock options and subscription for shares that were issued in the subsequent period. In addition, the value of the Company’s inventory of gold bullion (1,597 ounces) at June 30, 2006 was $1,101,534 - $826,766 above book value and the market value of equity securities at June 30, 2006 was $1,226,757 - $423,278 above book value. These values differ from the GAAP based carrying value on the balance sheet which is at the lower of cost or market. Should the Company dispose of all its equity securities at one particular time, it would not realize this market value.  Instead, the Company disposes of equities when favorable market conditions exist for any of its holdings.  Also, included in working capital is a liability arising from the contingent obligation in the event the Company is unsuccessful in its appeal of assessed additional mineral tax for prior years. On June 22, 2005, a petition was filed on behalf of the Company in the Supreme Court.  The Company has corresponded with the Attorney General’s office and is awaiting their response. The Company expects its level of cash resources to be sufficient to meet its working capital and mineral exploration requirements for at least the next year.  The Company has no long-term debt.

Cash used for operating activities during the quarter ended June 30, 2006 was $374,647 (2005 - $151,800), after adjusting for the non-cash activities. Significant non-cash expenses are discussed above.

Cash flows from financing activities during the quarter ended June 30, 2006 were $9,065,152 (2005 - $91,131). The source of cash is from the exercise of share purchase warrants ($8,397,472), the exercise of stock options ($124,480) and subscription for shares issued in the subsequent period ($543,200).

Cash used for investing activities during the quarter ended June 30, 2006 was $138,592 (2005 - $537,615). Proceeds from the sale of equity securities were $293,969 (2005 - $50,133).  This relates to the sale of equity securities received as income from mineral property option agreements at a price in excess of their book value. $41,960 was invested in property, plant and equipment (2005 - $338,110), primarily the purchase of a vehicle ($22,740) to be used in exploration in Mexico.  During the quarter ended June 30, 2006, investments of $458,611 were made in mineral properties (2005 – $332,490), mainly the acquisition of the Viky prospect in Mexico ($126,626), exploration data processing, technical studies and the start of the 2006 drilling program on the Elk property ($113,241) in British Columbia, a field program including IP geophysical survey undertaken on the Tuligtic ($81,613) prospect in Mexico, and the staking and exploration of various prospects in British Columbia and Mexico. Investments in mineral properties interests are net of any proceeds received from option agreements and costs recovered.

Cash used for operating activities during the six months ended June 30, 2006 was $660,435 (2005 - $257,131), after adjusting for the non-cash activities. Significant non-cash expenses are discussed above.

Cash flows from financing activities during the six months ended June 30, 2006 were $12,432,917 (2005 - $112,381). The source of cash is from the exercise of share purchase warrants ($11,082,959), the exercise of stock options ($806,758) and subscription for shares issued in the subsequent period ($543,200).

Cash used for investing activities during the six months ended June 30, 2006 was $344,924 (2005 - $830,608). Proceeds from the sale of equity securities were $524,213 (2005 - $162,609).  This relates to the sale of equity securities received as income from mineral property option agreements at a price in excess of their book value. $115,642 was invested in property, plant and equipment (2005 - $370,362), primarily the purchase of vehicles ($57,404) and field equipment ($16,533) to be used in exploration in Mexico and British Columbia and office furniture and fixtures ($26,343).  During the six months ended June 30, 2006, investments of $803,577 were made in mineral properties (2005 – $705,707), mainly exploration data processing, technical studies and the start of the 2006 drilling program on the Elk property ($137,979) in British Columbia, the acquisition of the Viky prospect in Mexico ($127,749), field programs including IP geophysical surveys undertaken on the Tuligtic ($113,696) and Cerro Colorado ($67,732) prospects in Mexico, a sonic drill program undertaken on the ATW claims ($67,364) in the Northwest Territories and the staking and exploration of various prospects in British Columbia and Mexico.  Investments in mineral properties interests are net of any proceeds received from option agreements and costs recovered.

Subsequent to June 30, 2006, the Company closed a private placement of 325,000 Units at a price of $2.80 per Unit for proceeds of $910,000 before share issue costs. Each Unit consists of one flow-through common share and one-half of a common share purchase warrant with each whole warrant entitling the holder to purchase one additional non-flow-through common share at a price of $3.00 per share until July 21, 2008. A commission of 3% was paid to Odlum Brown Ltd. by way of 2,572 flow-through shares and $8,043 cash.  $543,200 of these proceeds were received prior to June 30, 2006 and recorded as a subscription for shares. The proceeds will be used for drilling at the Elk property and other exploration in British Columbia.

Contractual commitments

The Company is committed under an operating lease for its office premises with the following aggregate minimum lease payments to the expiration of the lease on January 31, 2011. The Company does have government requirements in work and/or taxes to maintain other claims held. The decision to keep or abandon such claims is not contractual but at the discretion of the Company.  All other property options payments on the Company’s projects have been assumed by third parties who are earning their interests in the projects. The following table indicates the total aggregate contractual commitments for each period.

	2006	2007	2008	2009	2010	Thereafter

Office lease	$24,400	$48,800	$48,800	$59,100	$60,100	$5,000

Off-balance sheet arrangements

The Company has no off-balance sheet arrangements other than disclosed above.

Critical accounting estimates

The Company capitalizes all costs relating to the acquisition, exploration and development of its mineral properties. All income from mineral property options is credited against the cost of the property. Should commercial production commence, these cost will be amortized. When a property is abandoned or when there is indication of impairment, all related costs are charged to operations.

The Company compares the carrying value of its property, plant and equipment to estimated net recoverable amounts. Should the assets’ carrying value exceed its estimated recoverable amount, all amounts related to the impairment are charged to operations.

The Company’s financial assets and liabilities are cash and cash equivalents, accounts receivable and prepaid expenses, marketable securities, inventory, accounts payable and accrued liabilities, deferred exploration advances and mineral taxes payable. The fair values of these financial instruments are estimated to be their carrying values due to their short-term nature. Cash and cash equivalents includes short-term money market instruments which, on acquisition, have a term to maturity of three months or less and expose the Company to minimal risk.

CICA Handbook section 3870 Stock-Based Compensation and Other Stock-Based Payments establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.  Compensation expense is determined using Black-Scholes Option Pricing Model based on estimated fair values of all stock-based awards at the date of grant and is expensed to operations over each award’s vesting period.

The Black-Scholes Option Pricing Model utilizes subjective assumptions such as expected price volatility and expected life of the option.  Changes in these input assumptions can significantly affect the fair value estimate.

Changes in accounting principles

Flow-through shares

The Emerging Issues Committee – 146 amended the accounting standard with respect to flow-through shares during 2004.  The standard requires, for all flow-through shares issued subsequent to December 31, 2003, the recognition of the future income tax liability and a corresponding increase to deficit on the date the company renounces the tax credits associated with the expenditures, provided there is a reasonable assurance that the expenditures will be made.  The recognition of any portion of previously unrecognized future income tax assets will be recorded as a reduction of income tax expenses.  The Company adopted the standard, on a prospective basis, effective January 1, 2004.

Outstanding share data

The Company is authorized to issue an unlimited number of common shares without par value. As at August 11, 2006, there were 43,176,674 outstanding common shares compared to 32,087,247 outstanding shares at August 11, 2005.

Subsequent to June 30, 2006, the Company closed a private placement of 325,000 Units at a price of $2.80 per Unit for proceeds of $910,000 before share issue costs. Each Unit consists of one flow-through common share and one-half of a common share purchase warrant with each whole warrant entitling the holder to purchase one additional non-flow-through common share at a price of $3.00 per share until July 21, 2008.  A commission of 3% was paid to Odlum Brown Ltd. by way of 2,572 flow-through shares and $8,043 cash.   15,000 stock options were also exercised.

During the six months ended June 30, 2006, the Company received cash proceeds of $11,082,959 and $806,758 pursuant to the exercise of share purchase warrants and stock options, respectively. $543,200 of the proceeds from the private placement discussed above were received prior to June 30, 2006 and recorded as a subscription for shares.

Directors, officers, employees and contractors are granted options to purchase common shares under the Company Stock Option Plan. This plan and its terms are disclosed in Note 8(c) to the audited consolidated financial statements for the year ended December 31, 2005.  The outstanding balance as at June 30, 2006 is disclosed in Note 6(c) to the unaudited consolidated interim financial statements for the six months ended June 30, 2006.  Subsequent to June 30, 2006, 1,955,000 options were granted to directors, officers, employees and contractors.

Related party transactions

A total of $76,800 (2005 - $61,270) was paid to a company controlled by Duane Poliquin, the President of the Company, for geological consulting services and general and administrative services during the six months ended June 30, 2006. A total of $48,000 (2005 - $40,000) was paid to a company controlled by Morgan Poliquin, a Director of the Company, for geological consulting services during the year.  These amounts are included in general and administration, general exploration and mineral property costs. A total of $33,813 (2005 - $30,068) was paid to Dione Bitzer, CMA, an Officer of the Company for accounting services during the year.  This amount is included in professional fees.

Outlook

The Company’s stronger cash position will enable it to continue its own exploration efforts in Mexico and Canada, seeking to identify new projects through early stage grass roots exploration and managing risk by forming joint ventures in which partner companies explore and develop such projects in return for the right to earn an interest in them.